Exhibit 21    Subsidiaries of Registrant

Name	State of Formation and Organization	Trade Name

S And A Commercial
Associates Limited Partnership	Maryland	None

Pierre Towers, LLC	New Jersey	Pierre Towers

Damascus Centre, LLC	New Jersey	Damascus Center

Westwood Hills, LLC	New Jersey	Westwood Hills

Wayne Preakness, LLC	New Jersey	Preakness S/C

Grande Rotunda, LLC	New Jersey	The Rotunda

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